NO ACT

PE
2-13-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011542

March 27, 2009

Received SEC
MAR 27 2009
Washington, DC 20549

Burt M. Fealing
Vice President, Corporate Secretary and
Chief Securities Counsel
SUPERVALU INC.
PO Box 990
Minneapolis, MN 55440

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-09

Re: SUPERVALU INC.
Incoming letter dated February 13, 2009

Dear Mr. Fealing:

This is in response to your letter dated February 13, 2009 concerning the shareholder proposal submitted to SUPERVALU by People for the Ethical Treatment of Animals. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Matt Prescott
Assistant Director
PETA Corporate Affairs
501 Front St.
Norfolk, VA 23510

March 27, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SUPERVALU INC.
Incoming letter dated February 13, 2009

The proposal encourages the board to give purchasing preference to chicken and turkey meat suppliers that use or adopt controlled-atmosphere killing and to begin purchasing poultry from suppliers using controlled-atmosphere killing.

There appears to be some basis for your view that SUPERVALU may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if SUPERVALU omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SUPERVALU INC.

SUPERVALU

Corporate Offices
PO Box 990
Minneapolis, MN 55440
952 828 4000

Burt M. Fealing
Vice President
Corporate Secretary &
Chief Securities Counsel
952 828 4289
Fax: 952 828 4403
burt.m.fealing@supervalu.com

February 13, 2009

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SUPERVALU INC. Proxy Statement – 2009 Annual Meeting – Proposal from People for the Ethical Treatment of Animals

Ladies and Gentlemen:

I am writing on behalf of SUPERVALU INC., a Delaware corporation ("SUPERVALU"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with SUPERVALU's view that, for the reasons stated below, the shareholder proposal ("2009 Proposal") submitted by the People for the Ethical Treatment of Animals ("Proponent") may properly be omitted from SUPERVALU's Proxy Statement relating to the 2009 Annual Meeting of Stockholders ("2009 Proxy") to be distributed in connection with SUPERVALU's 2009 Annual Meeting of Stockholders.

This request is being submitted via electronic mail in accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008). A copy of this letter is also being sent to the Proponent as notice of SUPERVALU's intent to omit the Proposal from the 2009 Proxy. SUPERVALU intends to file the 2009 Proxy with the Commission on or about May 12, 2009. Accordingly, we are submitting this letter not less than eighty days before the company intends to file its definitive proxy statement.

The Proposal

The 2009 Proposal requests that SUPERVALU's Board of Directors:

> give purchasing preference to chicken and turkey meat suppliers that use or adopt controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available, and to begin purchasing poultry from suppliers using CAK.

A copy of the 2009 Proposal is attached hereto as Exhibit A. In January 2008, SUPERVALU received from the Proponent a proposal that dealt with substantially the same subject matter as the 2009 Proposal (the "2008 Proposal") for inclusion in SUPERVALU's Proxy Statement relating to the 2008 Annual Meeting of Stockholders ("2008 Proxy"). A copy of the 2008 Proposal as it appeared in the 2008 Proxy is attached hereto as Exhibit B. In January 2007, SUPERVALU received from the Proponent a proposal that dealt with substantially the same subject matter as the 2009 Proposal and the 2008 Proposal (the "2007 Proposal") for inclusion in SUPERVALU's Proxy Statement relating to the 2007 Annual Meeting of Stockholders ("2007 Proxy"). A copy of the 2007 Proposal as it appeared in the 2007 Proxy is attached hereto as Exhibit C.

Basis for Exclusion

SUPERVALU respectfully requests that the Staff concur with the company's view that it may exclude the 2009 Proposal from the 2009 Proxy pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two previously submitted shareholder proposals that were included in SUPERVALU's 2007 Proxy and 2008 Proxy, and the 2008 Proposal failed to receive the requisite percentage of votes for resubmission, receiving only 5.3% of the vote at the 2008 Annual Meeting of Stockholders.

Analysis

The Proposal may be excluded under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as two previously submitted proposals, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," and the proposal received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will

be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

In the Commission's responses to a number of previous no-action requests, the Staff has not required proposals be identical in order for the company to rely on Rule 14a-8(i)(12). Instead, the Staff has focused on the substantive concerns raised by the proposal, consistently concluding that companies may exclude a proposal that is based on similar substantive concerns as presented in a prior proposal, regardless of differences in language or actions recommended. *See Ford Motor Company* (Feb. 29, 2007) (proposal requesting that the company institute and report on an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles was excludable as substantially the same subject matter as a prior proposal requesting that the company institute, and report on, an executive compensation review linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the new passenger vehicles); *Bank of America Corporation* (Jan. 11, 2007) (proposal requesting that the company report on certain detailed information relating to its political contributions and expenditures, with such report presented to the company's audit committee and published on its website, was excludable as substantially the same subject matter as a prior proposal requesting that the company publish annually a very broad and detailed statement of political contributions, including dates, amounts and the identity of the recipient); *Saks Inc.* (Mar. 1, 2004) (proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

Even where proposals recommended that the company take different actions, but shared similar underlying social or policy issues, the Staff has permitted the exclusion of the later-submitted proposal. *See Abbott Laboratories* (February 28, 2006) (proposal by Proponent requesting a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories was excludable as it related to substantially the same subject matter, animal testing, as a prior proposal requesting the company commit to using only non-animal testing methods); *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (Feb. 25, 2005) (both proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations);

Eastman Chemical Co. (Feb. 28, 1997) (proposal requesting a report on legal issues related to the supply of raw materials to tobacco companies related to substantially the same subject matter as a proposal that requested that the company divest a product line that produced materials used to manufacture cigarette filters); *Bristol Myers Squibb Co.* (Feb. 6, 1996) (concurring that a proposal requesting the formation of a committee to develop an educational plan to inform women of the potential abortifacient action of the company's products was excludable because it dealt with "substantially the same subject matter (*i.e.* abortion related matters)" as did prior proposals that requested the company refrain from giving charitable contributions to organizations that perform abortions).

Additionally, in *Pilgrim's Pride Corp.* (Nov. 6, 2006), Proponent submitted a proposal in 2006 for the 2007 annual meeting requesting the board of directors of Pilgrim's Pride to "make transparent to shareholders the details of Pilgrim Pride's evaluations of controlled-atmosphere killing." Previously, Proponent submitted a proposal in 2005 for the 2006 annual meeting requesting the board of directors of Pilgrim's Pride to "issue a report to shareholders by July 2006 . . . on the feasibility of Pilgrim's Pride requiring its chicken and turkey suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company." Pilgrim's Pride was successful in excluding the 2006 proposal on the basis that the proposals "dealt with substantially the same subject matter" arguing that "[b]ecause the substantive concern of both proposals is the same – i.e., controlled-atmosphere killing – the [p]revious [p]roposal and the [p]roposal are substantially similar for purposes of Rule 14a-8(i)(12)."

Although the language and requested board action of the three proposals submitted by Proponent to SUPERVALU differ slightly, they all clearly address the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) - controlled-atmosphere killing. The 2007 Proposal requested the board of directors of SUPERVALU to "issue a report to shareholders by December 2007 making transparent the progress made toward encouraging its suppliers to evaluate controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available." The 2008 Proposal requested the board of directors of SUPERVALU to "give purchasing preference to suppliers that use or adopt controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available." Finally, the 2009 Proposal requests the board of directors of SUPERVALU to "give purchasing preference to chicken and turkey meat suppliers that use or adopt controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available, and to begin purchasing poultry from suppliers using CAK." Each of these proposals "deals with substantially the same subject matter" - controlled-atmosphere killing.

Because the 2009 Proposal deals with substantially the same subject matter as the 2008 Proposal and the 2007 Proposal (two proposals that have been previously included in SUPERVALU's proxy materials in two of the preceding five calendar years), SUPERVALU may exclude the 2009 Proposal if the last time a proposal dealing with substantially the same subject matter was voted on at an annual meeting, it received less than 6% of the vote.

When the 2008 Proposal was submitted and voted upon at the 2008 Annual Meeting of Stockholders, 7,784,858 votes were cast "for" the 2008 Proposal and 139,347,001 votes were cast "against" the 2008 Proposal. *See* Exhibit D. Pursuant to *Staff Legal Bulletin No. 14* (Jul. 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Accordingly, the number of shares voting "for" the 2008 Proposal constituted 5.3% of the total number of shares voting on the 2008 Proposal, below the 6% threshold established in Rule 14a-8(i)(12)(ii).

Conclusion

For the foregoing reason, SUPERVALU respectfully requests that the Staff concur with SUPERVALU's opinion that it may exclude the 2009 Proposal from its 2009 Proxy under Rule 14a-8(i)(12)(ii).

If you have any questions or require additional information, please contact me at (952) 828-4289.

Sincerely,

Burt M. Fealing
Vice President, Corporate Secretary and
Chief Securities Counsel

Exhibit A

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

Shareholder Resolution Regarding Poultry Slaughter

RESOLVED that, to advance both Supervalu's financial interests and the welfare of animals supplied to its stores, shareholders encourage the board to give purchasing preference to chicken and turkey meat suppliers that use or adopt controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available, and to begin purchasing poultry from suppliers using CAK.

Supporting Statement

- Supervalu's poultry suppliers use a cruel and inefficient method of slaughter called "electric immobilization," in which the birds are paralyzed with an electric current, have their throats slit while they are still conscious, and are dropped into tanks of scalding-hot water (often while they are still alive).
- In addition to being cruel, this electric immobilization method causes various economic problems, such as reduced product quality, yield, and shelf life as well as increased contamination and employee turnover.
- CAK is a better, U.S. Department of Agriculture-approved method of poultry slaughter that replaces the oxygen that birds are breathing with inert gases, gently and effectively putting them "to sleep."
- A report commissioned by McDonald's concurred that CAK is, as animal welfare experts have described it, the least cruel method of poultry slaughter available and found that it "[1.] has advantages [over electric immobilization] from both an animal welfare and meat quality perspective … [2.] obviates potential distress and injury … [and 3.] can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress." The report further concluded that McDonald's suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions, and meat yield and quality.
- Many major meat retailers have made concrete movement toward CAK: Burger King, Wendy's, Carl's Jr. and Hardee's now give purchasing preference or consideration to CAK suppliers; Safeway, Harris Teeter and Winn-Dixie have begun purchasing some birds from CAK facilities; and all KFCs in Canada will soon exclusively use chickens killed by CAK.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

SUPERVALU

Notice of Annual Meeting of Stockholders
To Be Held Thursday, June 26, 2008

The Annual Meeting of Stockholders of SUPERVALU INC. will be held on Thursday, June 26, 2008, at 10:00 a.m., local time, at the Morrison Center for the Performing Arts, 2201 Cesar Chavez Lane, Boise, Idaho 83725, for the following purposes:

1) to elect five directors;
2) to ratify the appointment of KPMG LLP as independent registered public accountants;
3) to consider and vote on a stockholder proposal as described in the attached proxy statement;
4) to consider and vote on a stockholder proposal as described in the attached proxy statement; and
5) to transact such other business as may properly come before the meeting.

Record Date

The Board of Directors has fixed the close of business on April 28, 2008 as the record date for the purpose of determining stockholders who are entitled to notice of and to vote at the meeting. Holders of SUPERVALU's common stock are entitled to one vote for each share held of record on the record date.

IMPORTANT: We hope you will be able to attend the meeting in person and you are cordially invited to attend. If you expect to attend the meeting, please check the appropriate box on the proxy card when you return your proxy or follow the instructions on your proxy card to vote and confirm your attendance by telephone or Internet.

PLEASE NOTE THAT YOU WILL NEED AN ADMISSION TICKET OR PROOF THAT YOU OWN SUPERVALU STOCK TO BE ADMITTED TO THE MEETING.

Record stockholder: If your shares are registered directly in your name, an admission ticket is printed on the enclosed proxy card.

Shares held in street name by a broker or a bank: If your shares are held for your account in the name of a broker, bank or other nominee, please bring a current brokerage statement, letter from your stockbroker or other proof of stock ownership to the meeting.

If you need special assistance because of a disability, please contact Burt M. Fealing, Corporate Secretary, by mail at P.O. Box 990, Minneapolis, Minnesota 55440 or by telephone at (952) 828-4000.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Burt M. Fealing
Burt M. Fealing
Corporate Secretary

May 16, 2008

STOCKHOLDER PROPOSAL POULTRY SLAUGHTER (ITEM 3)

People for the Ethical Treatment of Animals ("PETA"), 501 Front Street, Norfolk, Virginia 23510, beneficial owner of 88 shares of SUPERVALU common stock, has notified us that they intend to present the following proposal at the Annual Meeting. **The Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.** As required by the rules of the SEC, the text of the resolution and the supporting statement of PETA are included below exactly as submitted by PETA.

Shareholder Resolution Regarding Poultry Slaughter

RESOLVED that, to advance both Supervalu's financial interests and the welfare of animals supplied to its stores, shareholders encourage the board to give purchasing preference to suppliers that use or adopt controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available.

Supporting Statement

- Supervalu's poultry suppliers use a cruel and inefficient method of slaughter called "electric immobilization," in which the birds are paralyzed with an electric current, have their throats slit while they are still conscious, and are dropped into tanks of scalding-hot water (often while they are still alive).
- In addition to being cruel, this electric-immobilization method causes various economic problems, such as reduced product quality, yield, and shelf life as well as increased contamination and employee turnover.
- CAK is a better, U.S. Department of Agriculture-approved method of poultry slaughter that replaces the oxygen that birds are breathing with inert gases, gently and effectively putting them "to sleep."
- A report commissioned by McDonald's concurred that CAK is, as animal welfare experts have described it, the least cruel method of poultry slaughter available and found that it "[1.] has advantages [over electric immobilization] from both an animal welfare and meat quality perspective ... [2.] obviates potential distress and injury ... [and 3.] can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress." The report further concluded that McDonald's suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions, and meat yield and quality.
- Many major meat retailers have made concrete movement toward CAK: Burger King has a purchasing preference for birds killed by CAK; Wendy's, Carl's Jr., and Hardee's now give consideration to CAK suppliers; and Safeway has begun purchasing some birds from CAK facilities.

Board of Directors' Statement in Opposition of the Proposal

The Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.

Your directors understand the importance of humane processing of animals within the supply chain of protein vendors and the Company has taken many steps toward ensuring humane processing. While we do not directly engage in raising or processing animals at our stores, we are a purchaser of these products and require that our vendors maintain programs for the humane handling of animals processed within their systems. This year alone, SUPERVALU has taken important steps to improve animal welfare issues by:

- Continuing to monitor and update an animal welfare policy on www.supervalu.com
- Establishing a formal, cross-functional Consumer Interest Council
    - Comprised of company, vendor and independent team members, this council provides guidance and counsel to SUPERVALU on a quarterly basis on matters related to animal

Table of Contents

welfare, food safety, consumer advocacy and corporate citizenship. The council consults with Dr. Temple Grandin, Associate Professor of Livestock Handling and Behavior at Colorado State University, to gain guidance in awarding business and influencing suppliers in their processes.

- Mandating animal welfare audits of its poultry suppliers
- Encouraging vendor partners to evaluate alternate methods of humane slaughter procedures by including specific animal welfare language in fiscal year 2009 vendor contracts and ensuring those methods are thoroughly tested and scientifically evaluated

SUPERVALU will continue to monitor and ensure compliance of the vendor community with required humane processing of animals and will support programs that are adopted as industry standards and will stay attuned to new technologies developed to advance these processes.

SUPERVALU believes controlled atmosphere stunning (CAS), CAK and other emerging technologies are worthy of continued study; however, to date, the research is incomplete and inconclusive. In addition, effects of CAS and CAK on food safety and product quality also remain to be proven at this time.

SUPERVALU reviews its poultry sourcing regularly, and as part of that review, SUPERVALU asks poultry suppliers to study the feasibility and effectiveness of CAS before contracts are awarded. If CAS proves to be a more humane way of processing poultry without jeopardizing the safety of the product, SUPERVALU will require its suppliers to study and embrace the technology.

For the foregoing reasons, the Board of Directors believes that this stockholder proposal is not in the best interests of SUPERVALU or in the best interests of our stockholders. **Therefore, the Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.**

SUPERVALU

Notice of Annual Meeting of Stockholders
To Be Held Thursday, May 24, 2007

The Annual Meeting of Stockholders of SUPERVALU INC. will be held on Thursday, May 24, 2007, at 10:00 a.m., local time, at the Sheraton Bloomington Hotel, Minneapolis South, 7800 Normandale Blvd., Minneapolis, Minnesota 55439, for the following purposes:

1) to elect six directors;
2) to vote on approval of the SUPERVALU INC. 2007 Stock Plan;
3) to ratify the appointment of KPMG LLP as independent registered public accountants;
4) to consider and vote on a stockholder proposal as described in the attached proxy statement; and
5) to transact such other business as may properly come before the meeting.

Record Date

The Board of Directors has fixed the close of business on March 26, 2007 as the record date for the purpose of determining stockholders who are entitled to notice of and to vote at the meeting. Holders of SUPERVALU's common stock and preferred stock are entitled to one vote for each share held of record on the record date.

IMPORTANT: We hope you will be able to attend the meeting in person and you are cordially invited to attend. If you expect to attend the meeting, please check the appropriate box on the proxy card when you return your proxy or follow the instructions on your proxy card to vote and confirm your attendance by telephone or Internet.

PLEASE NOTE THAT YOU WILL NEED AN ADMISSION TICKET OR PROOF THAT YOU OWN SUPERVALU STOCK TO BE ADMITTED TO THE MEETING

Record stockholder: If your shares are registered directly in your name, an admission ticket is printed on the enclosed proxy card.

Shares held in street name by a broker or a bank: If your shares are held for your account in the name of a broker, bank or other nominee, please bring a current brokerage statement, letter from your stockbroker or other proof of stock ownership to the meeting.

If you need special assistance because of a disability, please contact Burt M. Fealing, Corporate Secretary, by mail at P.O. Box 990, Minneapolis, Minnesota 55440 or by telephone at (952) 828-4000.

BY ORDER OF THE BOARD OF DIRECTORS

Burt M. Fealing

Burt M. Fealing
Corporate Secretary

May 7, 2007

STOCKHOLDER PROPOSAL REGARDING REPORT ON CONTROLLED-ATMOSPHERE KILLING (ITEM 4)

People for the Ethical Treatment of Animals ("PETA"), 501 Front Street, Norfolk, Virginia 23510, beneficial owner of 119 shares of SUPERVALU common stock, has notified us that they intend to present the following resolution at the Annual Meeting. **The Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.** As required by the rules of the SEC, the text of the resolution and the supporting statement of PETA are included below exactly as submitted by PETA.

Shareholder Resolution re Report on Controlled-Atmosphere Killing

RESOLVED, to advance both Supervalu's financial interests and the welfare of the animals supplied to its stores, shareholders request that the Board of Directors issue a report to shareholders by December 2007 making transparent the progress made toward encouraging its suppliers to evaluate controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available. This progress report should be prepared at a reasonable cost and omit proprietary information.

Supporting Statement

Every chicken sold by Supervalu is killed using the electric immobilization process, which involves dumping and shackling live birds, shocking them in an electrified water bath, slitting their throats, and defeathering them in tanks of scalding-hot water. Electric immobilization lowers product quality and is cruel:

- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled, which lowers meat quality.
- Birds flap about, and many miss the stun baths entirely; those who are shocked are merely immobilized and still feel pain afterward. Many birds also miss the killing blades. This means that live birds enter the scalding tanks, which decreases yield because these birds are condemned. It also increases contamination (live birds defecate in tanks). According to the U.S. Department of Agriculture (USDA) Food Safety and Inspection Service, "[P]oultry products are more likely to be adulterated if they are produced from birds [who] have not been treated humanely" (70 Fed. Reg. 56624).
- Workers handle live birds at every stage. Consequently, abuse has been documented at the plants of America's top poultry suppliers—including one where workers were found stomping on live birds, spitting tobacco in their eyes, and spray-painting their faces.

CAK is USDA-approved and improves product quality, yield, and animal welfare:

- With CAK, birds are placed in chambers while they are still in their transport crates, where their oxygen is replaced with inert gasses (i.e., argon and nitrogen), efficiently and gently putting them "to sleep."
- CAK improves product quality by lowering rates of broken bones, bruising, and contamination; increases shelf life by slowing down the decaying process; eliminates the possibility that conscious birds will be scalded to death (which would decrease contamination and increase yield); and eliminates the possibility of workers' abusing the animals, since birds are dead before being handled.
- Every published review of CAK—including one conducted by McDonald's—concludes that it is superior to electric immobilization with regard to animal welfare, as do top animal welfare scientists like Dr. Temple Grandin, a world-renowned meat-industry advisor.

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Although CAK improves product quality and the treatment of animals—and is a matter of significant social and public policy—Supervalu has yet to show its investors what it is doing to pursue it. Clearly, it is in the Company's best interests that shareholders vote for this resolution.

Board of Directors' Statement in Opposition of the Proposal

The Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.

Your directors understand the importance of humane processing of animals within the supply chain of protein vendors. While we do not directly engage in the raising or processing of animals at our stores, we are a purchaser of these products. As such, we are developing a philosophy for how to handle animal processing and will provide a copy of that philosophy to our vendors of protein products. It is our belief, however, that when applicable governmental bodies are best situated to determine required handling procedures based on appropriate science, technology and application, and we will follow their lead in this regard. Furthermore, we believe that producing a progress report would likely lead to reduced profitability to you.

We will continue to monitor and ensure compliance of the vendor community with required humane processing of animals consistent with government regulations, will support programs that are adopted as industry standards and will stay attuned to new technologies developed to advance these processes.

For the foregoing reasons, the Board of Directors believes that this stockholder proposal is not in the best interests of SUPERVALU or in the best interests of our stockholders. **Therefore, the Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.**